

September 19, 2012

By E-Mail

William Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re:** **Wynn Resorts, Limited**
> **Soliciting Material filed under Rule 14a-12 by Kazuo Okada et al.**
> **Filed on September 17, 2012**
> **File No. 0-50028**

Dear Mr. Aaronson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Material filed under Rule 14a-12

1. We note that you state that Aruze currently owns 19.6% of the outstanding shares. Please revise to provide support for this statement given that Wynn Resorts redeemed and cancelled 24,549,222 shares held by Aruze on February 18, 2012. Please also disclose the number of shares owned by the participants if the redemption is determined to be valid.

2. We note the following statements:
   - "We further believe that this loss of confidence has resulted from a history of poor corporate governance and questionable actions under the direction of Stephen Wynn…much of it driven by Mr. Wynn's personal financial and control goals;"

- "There, at Mr. Wynn's urging, the Board voted to forcibly take Aruze's stock in exchange for a ten-year note at a 30% discount to the then-current stock market price;"

- "In one fell swoop Mr. Wynn and his Board thus acted to quell dissent and consolidate power at Wynn Resorts by disenfranchising the Company's largest stockholder;" and

- "[W]e believe that the purportedly independent report was a mere pretext for the Board's actions to oust a dissenting Board member and entrench and enrich Mr. Wynn, the Board and the management of Wynn Resorts."

Please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

3. We note the following statements about the company's financial or operating performance:

- "In the last year, the value of Wynn Resorts Common Stock has plummeted by almost 30%;"

- "Wynn Resorts has a long history of governance issues. We give them a 'D' rating when it comes to corporate governance;"

- "For instance, both Steve Wynn and his ex-wife, a company director, lease apartments at Wynn Resorts….Furthermore, the report found that if Wynn were to be dismissed, he would be entitled to a severance package worth quadruple his current annual rate of compensation—substantially higher than in most of the 1,775 biggest U.S. companies;"

- "[D]espite its status as a public corporation, Mirage increasingly operated as Mr. Wynn's private domain;" and

- "ISS noted the low level of independent directors on the Board stating, 'investors generally prefer that independent directors be a substantial majority of the company's board.'"

Please further describe your view of the issuer's financial and operating performance. Where you discuss declines in stock price over a period of time, please revise to include the actual stock prices to which you are referring. Please provide supplementally to us, and revise future filings to disclose, your support for any statements relating to the company's financial and market performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information upon which you rely.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant and filing person acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions